UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4 - 12

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	13

Exhibit 23

All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
AmeriGas Propane, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AmeriGas Propane, Inc. Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 27, 2013

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS:
Investments (Notes 3 and 5)	$329,346,897	$218,847,994
Receivables:
Participants' contribution receivable	742,783	—
Company contributions receivable	502,543	—
Notes receivable from participants	11,116,745	7,039,975
Total assets	341,708,968	225,887,969
LIABILITIES:
Accrued administrative expenses	97,981	24,195
Total liabilities	97,981	24,195
Net assets available for benefits at fair value	341,610,987	225,863,774
Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(2,717,726)	(1,057,328)
Net assets available for benefits	$338,893,261	$224,806,446
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
Additions:
Participants’ contributions	$18,745,671	$12,772,012
Company contributions	12,002,208	8,145,849
Participants’ rollover contributions	930,367	401,915
Transfer of balances from ETP Plan (Note 1)	106,391,542	—
Investment income:
Dividends and interest	7,662,563	4,991,238
Net appreciation in value of investments	21,752,894	—
Interest on notes receivable from participants	419,494	295,193
Deductions:
Investment loss:
Net depreciation in value of investments	—	(8,245,727)
Distributions to participants	(53,309,342)	(28,575,310)
Net transfers of participants’ balances	(140,378)	(536,091)
Administrative fees	(368,204)	(173,818)
Net increase (decrease)	114,086,815	(10,924,739)
Net assets available for benefits — beginning of year	224,806,446	235,731,185
Net assets available for benefits — end of year	$338,893,261	$224,806,446
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) provides general information on the provisions of the Plan in effect on December 31, 2012 and during the periods covered by the financial statements. More complete information is included in the Plan document.
On January 12, 2012, AmeriGas Partners completed the acquisition of the subsidiaries of Energy Transfer Partners, L.P., a Delaware limited partnership ("ETP"), that operated ETP's propane distribution business ("Heritage Propane"). Effective with the acquisition of Heritage Propane, the employees of Heritage Propane became eligible to participate in the Plan. In addition, participant balances in the Energy Transfer Partners 401(k) Plan ("ETP Plan"), including notes receivable from participants of $4,439,332, were transfered to the Plan effective March 1, 2012 and invested in accordance with transfer provisions provided by the Plan. Such transfers of net assets is reflected on the 2012 Statement of Changes in Net Assets Available for Benefits as "Transfer of balances from ETP Plan."
General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company”), a Pennsylvania corporation. Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s Benefits Committee (“Plan Administrator”) whose members are appointed by the President of the Company. The Plan also holds assets of certain defined contribution pension plans that were terminated in prior years and were merged into the Plan. Such assets include what is referred to as the “Pension Account” and “Predecessor Pension Rollover Account” and do not impact the general provisions of the Plan.
Contributions. Generally, a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. Highly compensated employees of the Company, as defined by the Internal Revenue Code (“IRC”), are limited to contributing a maximum of 6% of their compensation. Calendar year contribution amounts are subject to limits prescribed by the IRC. For the 2012 and 2011 Plan Years, the IRC before-tax contribution limits were $17,000 and $16,500, respectively. A participant may increase, reduce or suspend his or her contributions at any time by contacting Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRC and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the calendar year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2012 and 2011 Plan Years was $5,500. Catch-up contributions are not eligible for the Company matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions. The Plan does not accept before-tax rollover contributions from a Roth 401(k) account defined in Section 402A(e)(1) of the IRC or a Roth IRA defined in Section 408(A) of the IRC.

Generally, the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each such payroll period. A participant will be eligible to receive matching contributions after he or she has completed a year of service as defined in the Plan document, unless the participant was transferred from the ETP Plan, in which case the matching contributions began on the date of participation in the Plan regardless of service time.
The Company, at its discretion, may also make profit-sharing contributions for each Plan year, out of its net profits, as shall be determined by its Board of Directors, in its sole discretion, to all eligible participants. No such amounts were contributed to the Plan in respect of the 2012 Plan Year or the 2011 Plan Year.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
A participant will at all times be fully (100%) vested in the portion of his or her account attributable to the following sources: (i) Predecessor Account; (ii) Predecessor Pension Rollover Account; (iii) Rollover/Dollar Builder Account; (iv) Rollover ESOP Account; (v) Salary Deferral Account; (vi) Voluntary Participant Contribution Account; (vii) After-Tax Rollover Account; (viii) All Star Match Account; (ix) the All Star Rollover Account; and (x) Heritage Accounts, each as defined in the Plan

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

document. Participant balances transferred from the ETP Plan will be fully vested in the transferred accounts at all times. A participant is vested in the portion of his or her account attributable to Company contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Participants who were employees of Heritage Propane on January 12, 2012 receive service credit for periods they worked for ETP. In addition, a participant is fully vested in the portion of his or her account attributable to Company contributions upon the attainment of normal retirement age (as defined in the Plan document), the attainment of early retirement age (as defined in the Plan document), total disability (as defined in the Plan document) or death while in the employ of the Company or an affiliated company. For Plan purposes, a participant will attain normal retirement age on his or her 65th birthday and the fifth anniversary of his or her date of hire with the Company or an affiliate, if later. A participant will attain early retirement age on or after his or her attainment of age 55 and the completion of 10 years of service with the Company or an affiliate.
A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Company contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions or pay expenses incurred in the administration of the Plan. For the 2012 Plan Year, forfeitures of $706,521 were used to reduce Company contributions. For the 2011 Plan Year, forfeitures of $264,480 were used to reduce Company contributions. During the 2012 Plan Year and 2011 Plan Year, $418,232 and $373,242, respectively, were forfeited from participant accounts. As of December 31, 2012 and 2011, there were $169,558 and $422,888, respectively, of forfeitures remaining in the Plan.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between options at any time with no limit, except for the Brokerage Link option, where they are limited to investing up to 90% of their contributions with Brokeragelink and the remaining 10% must be invested in one of the plan’s other fund options. Participants may change their investment elections for future contributions at any time.

The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below). References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management & Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Note 3) refer to investment funds managed by The Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Distributions will generally be made in the form of a lump sum. If the value of a participant’s account exceeds $1,000 and the participant is married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a joint and survivor annuity. Under a joint and survivor annuity, the participant will receive a monthly benefit for his or her lifetime and upon the participant’s death, the participant’s surviving spouse, if any, will receive a monthly benefit equal to 50% of the benefit the participant was receiving. If the value of the participant’s account exceeds $1,000 and the participant is not married, the participant’s Pension Account and Predecessor Pension Rollover Account may be distributed in the form of a single life annuity. In lieu of a joint and survivor annuity or a single life annuity, a participant may generally elect to receive his or her Pension Account and Predecessor Pension Rollover Account in the form of (i) a lump sum; (ii) a single life annuity; (iii) a joint and survivor annuity with 50% or 100% of the participant’s monthly payments continuing, after the participant’s death, for the life of the participant’s beneficiary; or (iv) installments over 5 or 10 years, as elected by the participant. Any such election will be subject to spousal consent, if applicable.
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant's benefit will be distributed in the month of May of the Plan Year after the participant becomes entitled to receive a distribution from the Plan.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Distributions must generally be made as soon as practicable after the participant reaches the normal retirement age but no later than April 1 of the Plan Year that follows the Plan Year in which the participant reaches age 70 1/2. A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.

Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Death benefits are generally paid in the form of a lump sum. Death benefits payable to a spouse from the Pension Account and the Predecessor Pension Rollover Account are paid in the form of a single life annuity unless the spouse elects a lump sum distribution.
Withdrawals. Generally, a participant may withdraw at any time up to 100% of the balance of his or her account attributable to after-tax contributions which were previously permitted by the Plan. However, the withdrawal must be in an amount of at least $500. No more than one such withdrawal is permitted in any calendar year. Active employees who reach age 59 1/2 can elect, once a year, an in-service withdrawal in an amount that must be at least $1,000 or, if less, 100% of the account balance.
A participant may withdraw once per calendar year up to 100% of amounts attributable to participation in certain “predecessor plans” and rollover contributions from other 401(a) or individual retirement plan accounts. Such withdrawal must be at least $500 or, if less, the total value of the applicable account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) only on account of financial hardship resulting from (i) medical expenses as defined in section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses of the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in section 165 of the IRC. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.
While a participant is still employed by the Company, withdrawals of amounts attributable to Company contributions, and post-1988 earnings on participant before-tax contributions, are not permitted.

Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant's Rollover Dollar Builder Account, After-Tax Rollover account and Salary Deferral Account less the amount of all loans outstanding at the time a new loan is made, or (ii) $50,000 less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Company. Other than the Plan fees described below, the Company paid for such expenses. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee of $4.25 through June 30, 2012. Beginning July 1, 2012, the quarterly recordkeeping fee is $11.50. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations, or to correct errors or omissions in the Plan document, however, may be made by the AmeriGas Propane, Inc. Benefits Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant's interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.

2.	Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits reflect the Plan’s investments at their fair values except for the Plan’s investment in the Vanguard Retirement Savings Trust III (a common collective trust fund investment) which is stated at its fair value and adjusted to contract value (as further described below). Fidelity Brokerage Link accounts are reflected at their fair value of associated investments.
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based upon the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Such amount is then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments that consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value, and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of distribution. Distributions to participants are recorded when paid.
Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when earned. No allowances for credit losses have been recorded as of December 31, 2012 or 2011.
Fair Value Measurements. The Plan performs fair value measurements in accordance with GAAP. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances in the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Trust Investments
The components of trust investments by fund at December 31, 2012 and 2011 are as follows:

	December 31,
	2012		2011
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (shares — 1,748,674 and 1,078,373, respectively)	$20,791,734	*	$12,703,233	*
Fidelity Equity Income Fund (shares — 0 and 350,921, respectively)	—		14,496,564	*
Fidelity Magellan Fund (shares — 0 and 295,802, respectively)	—		18,629,608	*
Fidelity Growth Company Fund (shares — 0 and 160,700, respectively)	—		12,998,986	*
Fidelity Growth Company Fund - Class K (shares — 451,091 and 0, respectively)	42,077,727	*	—
Fidelity Spartan International Index Fund (shares — 298,646 and 179,787, respectively)	10,237,595		5,348,655
Fidelity T. Rowe Price Equity Income Fund (shares — 797,526 and 0, respectively)	21,094,566	*	—
Fidelity PIMCO Total Return Fund Institutional Class (shares — 101,755 and 0, respectively)	1,143,727		—
Fidelity American Funds EuroPacific Growth Fund Class R-6 (shares — 2,261 and 0, respectively)	93,123		—
Fidelity Royce Pennsylvania Mutual Fund Investment Class (shares — 9,787 and 0, respectively)	112,555		—
Vanguard Institutional Index Fund (shares — 172,410 and 122,666, respectively)	22,502,935	*	14,111,516	*
Vanguard Prime Money Market Fund (shares — 17,953,272 and 20,502,060, respectively)	17,953,272	*	20,502,060	*
Vanguard Target Retirement Income Fund (shares — 274,951 and 109,554, respectively)	3,351,653		1,263,156
Vanguard Target Retirement 2005 Fund (shares — 0 and 156,919, respectively)	—		1,879,885
Vanguard Target Retirement 2010 Fund (shares — 175,170 and 120,526, respectively)	4,226,848		2,703,391
Vanguard Target Retirement 2015 Fund (shares — 1,501,837 and 1,244,862, respectively)	20,094,575	*	15,311,800	*
Vanguard Target Retirement 2020 Fund (shares — 782,164 and 360,087, respectively)	18,638,967	*	7,810,289
Vanguard Target Retirement 2025 Fund (shares — 2,025,147 and 1,449,007, respectively)	27,521,750	*	17,779,318	*
Vanguard Target Retirement 2030 Fund (shares — 617,586 and 238,912, respectively)	14,439,152		4,998,036
Vanguard Target Retirement 2035 Fund (shares — 993,579 and 744,365, respectively)	13,999,524		9,312,005
Vanguard Target Retirement 2040 Fund (shares — 260,219 and 133,438, respectively)	6,031,871		2,735,479

Vanguard Target Retirement 2045 Fund (shares — 356,863 and 293,002, respectively)	5,192,350		3,770,939

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vanguard Target Retirement 2050 Fund (shares — 93,677 and 43,432, respectively)	2,162,995		886,441
Vanguard Extended Market Index Fund (shares — 348,209 and 208,501, respectively)	15,968,882		8,202,415
Assets in Fidelity Brokerage Link Account — various investments including registered investment company funds, money market funds and cash	2,186,828		1,779,971
Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 34,988,079 and 19,688,767, respectively)	37,705,805	*	20,746,095	*
UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 529,436 and 561,738, respectively)	21,643,324	*	20,700,062	*
Dividends receivable	175,139		178,090
	21,818,463		20,878,152
Total trust investments — fair value	$329,346,897		$218,847,994
Total trust investments — cost	$300,826,380		$213,028,646

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2012 and 2011 by major investment category follows:

	Year Ended December 31,
	2012	2011
Registered investment company funds	$19,475,180	$(6,592,867)
UGI Common Stock Fund	2,124,534	(1,532,688)
Other	153,180	(120,172)
Total net appreciation (depreciation) in fair value	$21,752,894	$(8,245,727)

The UGI Common Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in the fund that invests in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2012 and 2011 Plan Years, the Plan purchased, at market prices, 46,690 and 65,444 shares of UGI Corporation Common Stock directly from UGI Corporation for $1,355,179 and $1,982,612, respectively. Beginning in October 2012, the Plan trustee began purchasing shares of UGI Corporation Common Stock on the open market rather than purchasing such shares directly from UGI Corporation.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Newly Adopted Accounting Standard and Accounting Standard Not Yet Adopted
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Among other things, the new guidance requires quantitative information about unobservable inputs, valuation processes and sensitivity analysis associated with fair value measurements categorized within Level 3 of the fair value hierarchy. The new guidance was effective for the Plan beginning with the Plan year ending December 31, 2012 and is required to be applied prospectively. The adoption of the new guidance did not effect the Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures for the Plan Year 2012.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with other GAAP or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in the balance sheet. The new guidance is effective for the Plan beginning with the Plan year ending December 31, 2013. The Plan does not expect the adoption of ASU 2011-11 will affect the Plan financial statements.

5.	Fair Value Measurements

The Plan performs fair value measurement in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820 Fair Value Measurement are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock Fund: Consist principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund is valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.

Collective trust fund: Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2012 and 2011:

	December 31, 2012
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$21,935,461	$—	$—	$20,791,734
Equity mutual funds	112,087,383	—	—	113,231,110
Target Retirement mutual funds	115,659,685	—	—	115,659,685
Money market mutual fund	17,953,272	—	—	17,953,272
UGI Common Stock fund	21,818,463	—	—	21,818,463
Brokerage Link	2,186,828	—	—	2,186,828
Common collective trust	—	37,705,805	—	37,705,805
Total investments measured at fair value	$291,641,092	$37,705,805	$—	$329,346,897

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	December 31, 2011
	Fair Value Measurement Using Input Types
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Bond index mutual fund	$12,703,233	$—	$—	$12,703,233
Equity mutual funds	73,787,744	—	—	73,787,744
Target Retirement mutual funds	68,450,739	—	—	68,450,739
Money market mutual fund	20,502,060	—	—	20,502,060
UGI Common Stock fund	20,878,152	—	—	20,878,152
Brokerage Link	1,779,971	—	—	1,779,971
Common collective trust	—	20,746,095	—	20,746,095
Total investments measured at fair value	$198,101,899	$20,746,095	$—	$218,847,994

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments measured at fair value based on net asset value (NAV) per share as of December 31, 2012 and 2011:

Year End	Investment	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Dec. 31, 2012	Collective trust fund	$37,705,805	n/a	Daily	30 days
Dec. 31, 2011	Collective trust fund	$20,746,095	n/a	Daily	30 days

6.	Federal Income Tax Status
On October 11, 2011, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of September 19, 2011 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

AMERIGAS PROPANE, INC.
SAVINGS PLAN

EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2012
	Number of Shares or Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value
Mutual Funds:
Fidelity Spartan U.S. Bond Index Fund (1)	1,748,674 shrs	$20,457,864	$20,791,734
Fidelity Growth Company Fund - Class K (1)	451,091 shrs	39,783,265	42,077,727
Fidelity Spartan International Index Fund (1)	298,646 shrs	9,508,472	10,237,595
Fidelity T. Rowe Price Equity Income Fund (1)	797,526 shrs	19,088,539	21,094,566
Fidelity PIMCO Total Return Fund Institutional Class (1)	101,755 shrs	1,168,672	1,143,727
Fidelity American Funds EuroPacific Growth Fund Class R-6 (1)	2,261 shrs	85,369	93,123
Fidelity Royce Pennsylvania Mutual Fund Investment Class (1)	9,787 shrs	110,440	112,555
Vanguard Institutional Index Fund	172,410 shrs	20,035,945	22,502,935
Vanguard Prime Money Market Fund	17,953,272 shrs	17,953,272	17,953,272
Vanguard Target Retirement Income Fund	274,951 shrs	3,199,890	3,351,653
Vanguard Target Retirement 2010 Fund	175,170 shrs	4,001,318	4,226,848
Vanguard Target Retirement 2015 Fund	1,501,837 shrs	18,331,453	20,094,575
Vanguard Target Retirement 2020 Fund	782,164 shrs	17,449,996	18,638,967
Vanguard Target Retirement 2025 Fund	2,025,147 shrs	25,010,251	27,521,750
Vanguard Target Retirement 2030 Fund	617,586 shrs	13,524,437	14,439,152
Vanguard Target Retirement 2035 Fund	993,579 shrs	12,632,890	13,999,524
Vanguard Target Retirement 2040 Fund	260,219 shrs	5,566,836	6,031,871
Vanguard Target Retirement 2045 Fund	356,863 shrs	4,688,280	5,192,350
Vanguard Target Retirement 2050 Fund	93,677 shrs	2,004,569	2,162,995
Vanguard Extended Market Index Fund	348,209 shrs	13,566,170	15,968,882
Total Mutual Funds		248,167,928	267,635,801
Assets in Fidelity Brokerage Link Accounts (1)	Various investments including registered investment company funds, money market funds and cash	2,093,724	2,186,828
Common Collective Trust:
Vanguard Retirement Savings Trust III (3)	34,988,079 shrs	34,988,079	34,988,079
UGI Common Stock Fund (1):
UGI Corporation Unitized Stock Fund	529,436 units	15,401,510	21,643,324
Dividends receivable	$175,139	175,139	175,139
		15,576,649	21,818,463
Participant Loans:
Loan principal outstanding (3.25% – 10.0%) (1) (2)		11,116,745	11,116,745
Total — all funds		$311,943,125	$337,745,916

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2012.

(3)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan

Date June 27, 2013	By:	/s/ Carol A. Guinan
	Name:	Carol A. Guinan
	Title:	Director of Benefits of
AmeriGas Propane, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Morison Cogen LLP